SCHEDULE 13D


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

SCHEDULE 13D

                        dick clark productions, inc.
                             (Name of Issuer)

                      Common Stock - $.01 par value
                        (Title of Class of Securities)

                                 18151200
                             (CUSIP Number)

                     Jerrold N. Fine (203) 226-7591
         Charter Oak Partners, P.O. Box 5147, Westport, CT 06881-5147 (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                              June 10, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 11 Pages
SCHEDULE 13D

CUSIP No.  18151200

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CHARTER OAK PARTNERS
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [X]
    (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
          WC
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                CONNECTICUT
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                 433,700
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                    0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                              433,700
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              433,700
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                              PN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

<page


                                                            Page 3 of 11 Pages
SCHEDULE 13D

CUSIP No.  18151200

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               FINE PARTNERS, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [X]
    (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                     433,700
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                                433,700
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                433,700
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                PN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

<page


                                                            Page 4 of 11 Pages
SCHEDULE 13D

CUSIP No.  18151200

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    JERROLD N. FINE
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [X]
    (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED STATES
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                     0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                     433,700
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                                433,700
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                433,700
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.7%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                IN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 5 of 11 Pages

13D
Item 1.  Security and Issuer.

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by dick clark productions, inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3003 West Olive Avenue, Burbank, California 91505-4590. It does not relate to the Company's Class A Common Stock.

Item 2.  Identity and Background.

         (a) This statement is filed by (i) Charter Oak Partners, a Connecticut limited partnership ("Charter Oak"), with respect to shares of Common Stock beneficially owned by it, (ii) Fine Partners, L.P., a Delaware limited partnership, with respect to shares of Common Stock beneficially owned by Charter Oak and (iii) Jerrold N. Fine with respect to shares of Common Stock beneficially owned by Charter Oak. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".
Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          The general partners of Charter Oak are Fine Partners, L.P., Robert Jaffee and Deborah J. Ziskin (such persons being sometimes hereinafter referred to as the "General Partners"). Fine Partners, L.P. is the Managing Partner of Charter Oak. The general partner of Fine Partners, L.P. is Jerrold N. Fine.

          (b) The business address of the Reporting Persons and General Partners is 10 Wright Street, Building B, Westport, Connecticut 06880.

          (c) The principal business of Charter Oak is that of a private investment partnership. The principal occupations of the General Partners are as general partners of Charter Oak. The principal business of Jerrold N. Fine is as general partner of Fine Partners, L.P.

          (d) None of Charter Oak, any of the General Partners or Jerrold N. Fine has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Charter Oak, any of the General Partners or Jerrold N. Fine has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                            Page 6 of 11 Pages

          (f) The Individual General Partners and Jerrold N. Fine are United States citizens. Charter Oak is a Connecticut limited partnership. Fine Partners, L.P. is a Delaware limited partnership.

Item 3.  Source and Amount of Funds or Other Considerations

          The net investment cost of the shares of Common Stock held by Charter Oak is $5,231,638.75.

           The shares of Common Stock purchased by Charter Oak were purchased with the investment capital of the entity.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
      Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.
      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

                                                           Page 7 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 7,581,500 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 12, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1997 (which is the most recent Form 10-Q on file).

          As of the close of business on June 16, 1997:

          (i) Charter Oak owns beneficially 433,700 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

          (ii) (A) The General Partners of Charter Oak own no shares of Common Stock directly.

          (B) By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act") Fine Partners, L.P. and Jerrold
N. Fine may be deemed to own beneficially the 433,700 shares of Common Stock held by Charter Oak.

          (b) Charter Oak, Fine Partners, L.P. and Jerrold N. Fine share power to vote and dispose of the shares of Common Stock owned by Charter Oak.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to June 10, 1997 until June 16, 1997 by Charter Oak is set forth in Schedule A.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

                                                           Page 8 of 11 Pages

Item. 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the Joint Filing Agreement attached as Exhibit 1 hereto.

Item 7.  Material to be Filed as Exhibits.

         The following exhibit is being filed with this Schedule:

         Exhibit 1: A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                                           Page 9 of 11 Pages

                                     SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 20, 1997             /s/ Jerrold N. Fine, individually
                                       JERROLD N. FINE


                                   FINE PARTNERS, L.P.

                                    /s/ Jerrold N. Fine
                                       Jerrold N. Fine, as General Partner
                                         of Fine Partners, L.P.


                                   CHARTER OAK PARTNERS

                                    /s/ Robert Jaffee
                                       Robert Jaffee, as General Partner
                                         of Charter Oak Partners

                                                           Page 10 of 11 Pages

SCHEDULE A

CHARTER OAK PARTNERS


Transactions in the Common Stock


Date of                Number of                       Price Per Share
Transaction            Shares Purchased/(Sold)          (including
                                                       commissions, if any)

04/11/97                          1,300                      $12.310
04/23/97                            800                      $12.685
04/25/97                          3,300                      $12.685
04/30/97                            900                      $12.685
05/02/97                            200                      $12.435
05/05/97                            600                      $12.560
05/22/97                            100                      $12.435
06/04/97                          1,500                      $12.560
06/05/97                            100                      $12.435
06/10/97                         13,100                      $12.780
06/11/97                         10,000                      $12.810
06/13/97                         30,000                      $12.810
06/16/97                          4,400                      $12.684
                                 Page 11 of 11 Pages

                                     EXHIBIT 1
                               JOINT FILING AGREEMENT

          Agreement dated as of June 20, 1997, by and among each of the undersigned persons.

          The parties hereto hereby agree as follows:

          1. The parties hereto shall prepare a single statement containing the information required by Schedule 13D with respect to their respective interests in the shares of Common Stock of dick clark productions, inc. (the "Schedule 13D") and the Schedule 13D shall be filed on behalf of each of them.

          2. Each party hereto shall be responsible for the timely filing of the Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


/s/ Jerrold N. Fine, individually
    JERROLD N. FINE


FINE PARTNERS, L.P.

/s/ Jerrold N. Fine
     Jerrold N. Fine, as General Partner
       of Fine Partners, L.P.


CHARTER OAK PARTNERS


/s/ Robert Jaffee
    Robert Jaffee, as General Partner
      of Charter Oak Partners